Filed Pursuant to Rule 253(g)(2)
File No. 024-10659

RISE COMPANIES CORP.

SUPPLEMENT NO. 1 DATED MARCH 7, 2017
TO THE OFFERING CIRCULAR DATED FEBRUARY 15, 2017

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), dated February 15, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 15, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Election of Director; and
•	Amended and Restated Promissory Grid Note.

Election of Director

On March 1, 2017, the Company's stockholders elected Haniel Lynn to serve as a member of the Company's Board of Directors. With the election of Mr. Lynn, the Company's Board of Directors consists of five directors. Accordingly, the disclosure in the Offering Circular is hereby amended to include the following:

Haniel Lynn has served as a Director since March 2017. Mr. Lynn has been a group president of Corporate Executive Board ("CEB") since 2014 and a member of CEB's executive leadership team since 2005. Mr. Lynn has global responsibility for CEB's best practices and decision support business. From 2005 until 2014, Mr. Lynn led the CEB Sales, Marketing, and Communications and Financial Services practices and the Digital Products and Innovation team. Mr. Lynn joined CEB in 2001 as a managing director in the new product development group, and he later added responsibility for leading our solutions business. Prior to joining CEB, Mr. Lynn was vice president of business development and strategy at LYTE, Inc., where he developed the business and operating model, led partnership development activities, and raised capital to support the growth of the early-stage company. Prior to LYTE, Mr. Lynn was a consultant with McKinsey & Company, providing counsel on marketing, strategy, operations, and organization design issues. Mr. Lynn holds a BSE from the University of Pennsylvania and an M.B.A. from the Wharton School of the University of Pennsylvania.

Amended and Restated Promissory Grid Note

On March 7, 2017, the Company entered into an amended and restated Promissory Grid Note (the “Amended and Restated Promissory Grid Note”), as borrower, with Fundrise, LP (“Lender”) as the lender thereto. The Amended and Restated Promissory Grid Note replaces the earlier Promissory Grid Note by and between Lender and the Company, dated as of April 30, 2016.

Availability

The Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million.

Collateral

The Amended and Restated Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Amended and Restated Promissory Grid Note shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Amended and Restated Promissory Grid Note is due and payable on April 30, 2018.

Purpose

While there are no restrictions on the use of the proceeds received under the Amended and Restated Promissory Grid Note, the Company intends to use the proceeds for general corporate purposes.

The foregoing description of the Amended and Restated Promissory Grid Note does not purport to be complete.